Exhibit 12

PrivateBancorp, Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year Ended December 31,
	2015		2014		2013		2012		2011
Earnings:
Income before income taxes	$296,400		$248,207		$199,943		$132,417		$70,200
Fixed charges, excluding interest on deposits	20,691		27,699		30,462		24,289		23,947
Earnings before fixed charges, excluding interest on deposits	317,091		275,906		230,405		156,706		94,147
Interest on deposits	47,106		41,951		40,713		42,814		50,072
Earnings before fixed charges, including interest on deposits	$364,197		$317,857		$271,118		$199,520		$144,219
Fixed Charges:
Interest expense, excluding interest on deposits	$20,691		$27,699		$30,462		$24,289		$23,947
Interest on deposits	47,106		41,951		40,713		42,814		50,072
Total fixed charges, including interest on deposits	$67,797		$69,650		$71,175		$67,103		$74,019
Fixed Charges and Preferred Stock Dividends:
Interest expense, excluding interest on deposits	$20,691		$27,699		$30,462		$24,289		$23,947
Preferred stock dividends	—		—		—		13,368		13,690
Total fixed charges and preferred stock dividends, excluding interest on deposits	20,691		27,699		30,462		37,657		37,637
Interest on deposits	47,106		41,951		40,713		42,814		50,072
Total fixed charges and preferred stock dividends, including interest on deposits	$67,797		$69,650		$71,175		$80,471		$87,709
Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	15.33	x	9.96	x	7.56	x	6.45	x	3.93	x
Including interest on deposits	5.37	x	4.56	x	3.81	x	2.97	x	1.95	x
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends:
Excluding interest on deposits	15.33	x	9.96	x	7.56	x	4.16	x	2.50	x
Including interest on deposits	5.37	x	4.56	x	3.81	x	2.48	x	1.64	x